Confidential Treatment Requested by
Revance Therapeutics, Inc.
Pursuant to 17 CTR §200.83

Gordon K. Ho
+1 650 843 5190
gho@cooley.com
November 21, 2018
Via FedEx and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549
Attention:    Frank Wyman
Angela Connell

RE:	Revance Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 2, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 3, 2018
File No. 001-36297
Dear Mr. Wyman and Ms. Connell:
On behalf of our client Revance Therapeutics, Inc. (the “Company”), we are writing in response to additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2018 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 2, 2018 (the “Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Commission on August 3, 2018 (the “Form 10-Q”), of the Company. For your convenience, we have reproduced the Staff’s comment preceding the response below.
Staff Comment and Company Response
The Company acknowledges the Staff’s comment and provides the following responses to the individual points comprising the comment.
Comment No. 1: In your response to the first bullet of our prior comment, you acknowledge that the material right from Mylan's Continuation Option is a separate performance obligation and that you utilized the practical alternative set forth in ASC 606-10-55-45 to determine the amount of the transaction price to allocate to this performance obligation. Please quantify the portion of the transaction price allocated to the Mylan Continuation Option and clarify the timing of revenue recognition (e.g., over time or when the option is exercised or terminated).
Our letter dated October 5, 2018 (the “Initial Response”) described two performance obligations from the Mylan agreement which include 1) the bundle of development services, licenses, manufacturing services, and joint steering committee participation and 2) material right from the Continuation Decision. The material right from the Continuation Option provides Mylan the right to acquire continued development services and a continued license at a significant discount. The license and development services are considered a

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combined performance obligation (i.e. the license is not considered “distinct”) and this single performance obligation is substantially the same in both the initial and continuation periods.
As described in the Initial Response, the practical alternative set forth in ASC 606-10-55-45 has been applied to the Mylan Continuation Option. The practical alternative eliminates the requirement to estimate the standalone selling price of an option and instead allocates the transaction price including both fixed and variable components, to the services by reference to services expected to be provided and the corresponding expected consideration. In other words, the practical alternative does not require the transaction price of the option to be separately quantified and therefore, we have not done so.
By applying the practical alternative, the accounting treatment is as if there is a single, longer-term performance obligation. Revenue is recognized over time as we measure progress over the combined performance obligation (i.e. both the initial and continuation periods). In effect, applying the practical alternative builds in our expectation that Mylan will exercise its option to continue and remain in the contract during the Continued Development stage.
Comment No. 2: In your response to the second bullet of our prior comment, you assert that the inclusion of cost-sharing payments and certain milestones in your transaction price at no point results in a scenario where the revenue recognized exceeds the cash received to-date. You further assert that it is not probable that a significant reversal of cumulative revenue recognized would occur, regardless of whether Mylan exercises its continuation option and whether the collaboration progresses as expected. Please provide us with a quantitative analysis that supports these assertions.
As a reference point, the Initial Response included the following summary of the development and regulatory milestones:

Milestone event	Amount
Initial Payment (nonrefundable upfront fee)	$25 million
FDA Advisory Milestone: FDA approves biosimilar path, and Mylan exercises the continuation option	[*]
Development Milestones:
[*]	[*]

As the development milestones only have two possible outcomes, the Company determined that the “most likely amount” approach is the better predictor of the consideration we expected to receive, rather than the “expected value” approach. The Company also included the estimated net cost-sharing payments expected to be received within the transaction price; please refer to the response to comment #3 below for further discussion regarding estimation methodology. Once we determine the most likely amount for each milestone and the estimated net cost-sharing payments, ASC 606-10-32-11 requires us to include in the transaction price amounts only to the extent that it is probable that a significant reversal of the cumulative revenue recognized on the contract will not occur upon the resolution of the uncertainties associated with any of these variable payment streams. The Initial Response described the components in the estimated transaction price, as follows:

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.
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Items included in the transaction price	Amount
Initial Payment (nonrefundable upfront fee) - already received	$25 million
FDA Advisory Milestone: FDA approves biosimilar path, and Mylan exercises the continuation option (“Continuation Decision”)	[*]
[*]	[*]
Estimated net cost-sharing payments	$16 million
Total transaction price (referred to be as “total transaction price”)	$81 million

The Company performed an assessment to compare various transaction price scenarios based on our internal measure of progress and the expected timing of milestone payments. Based on this assessment, we included the upfront fixed payment, milestones that meet the “most likely” threshold, and estimated net cost-sharing payments in the total transaction price. Using the total transaction price, the cumulative revenue recognized is consistently below the cumulative non-refundable cash received at any point in time until [*], and a net contract liability exists. Please see the following graph to illustrate this point. (Please note that for the purpose of this graph, the data assumes the related regulatory approval events have occurred at and after [*]. Therefore, both the cumulative milestone payments received and the transaction price would increase, the latter of which would result in additional revenue recognized at those points in time.)
[*]
Refer to Appendix A for a tabular view of the underlying data.
There is no scenario under this concluded total transaction price in which a significant (or any) reversal of revenue is possible when the uncertainties associated with the milestones are subsequently resolved. This is further illustrated outlining the following three different situations described below:

•
If Mylan decides not to exercise option to continue (i.e. not pay the Continuation Decision milestone) - As of the expected date for the Continuation Decision, the Company would not yet have recognized the entire upfront payment of $25 million as revenue, so if Mylan decided not to continue, the Company would recognize the remaining portion of the upfront payment as revenue and there is no reversal of the cumulative revenue recognized.

•
If Mylan pays the Continuation Decision milestones, but the [*] milestone event thereafter does not take place - If Mylan decided to exercise the option to continue, it would trigger a Continuation Decision milestone payment of [*]. As of the [*] milestone event, the Company would not yet have recognized the entire payments received to date as revenue, so if the [*] milestone event does not take place and the agreement is dissolved, the Company would recognize the remaining portion of the contract liability as revenue and there is no reversal of the cumulative revenue recognized.

•
If Mylan decides to continue through [*] - Mylan would have paid the $25 million upfront payment and $40 million of milestones ([*]) and most of the estimated net cost-sharing payments to-date. At no point during the [*] would the Company have recognized the entire payments received to date as revenue. Therefore, if the trial stopped and the agreement is dissolved, the Company would recognize the remaining portion of the contract liability as revenue and there is no reversal of cumulative revenue recognized.

Based on our assessment we have appropriately estimated the total transaction price and there is no possibility of a significant reversal of cumulative revenue associated with any variable consideration included in the total transaction price.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.
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Any alternative scenario with a higher transaction price (e.g., by including the next milestone) would result in scenarios where the cumulative revenue recognized would be higher than cumulative cash received at points in time, during which a reversal of cumulative revenue would occur if the next milestone event beyond the point of constraint does not trigger (i.e. the uncertainty is not favorably resolved).
Comment No. 3:
In your response to the third bullet of our prior comment you describe your process for estimating the $16 million of cost-sharing payments included in your transaction price. Please address the following:

•
Your response indicates that a new development plan and budget for completing development and commercialization of the product will not occur until the FDA confirms whether the biosimilar pathway for BOTOX is feasible. Please explain how you were able to estimate the scope of your development activities and your total development costs when the Initial Phase has not been completed, the FDA has not confirmed feasibility and the Continuation Option has not yet been exercised by Mylan.

•	Explain how you were able to estimate the expected costs to be incurred by Mylan for purposes of determining the net cost sharing payments included in your transaction price.

When evaluating the accounting treatment for the Mylan transaction, we considered whether we could reasonably determine the progress toward satisfaction of our performance obligation as it would impact how we recognize revenue. We concluded that we are able to reasonably determine progress because:

1)
the estimated total development cost was contemplated during the contract process which was the basis in determining the cost cap stated in paragraph 5.3(d) of the agreement and served as a key data point in developing our cost estimate, and

2)	we have recent experience conducting clinical trials with similar indications, development objectives, and regulatory activities, from which we can derive cost assumptions and estimates.

In developing the cost estimate, we first considered all information available, and specifically, that which resulted from the agreement negotiation and initial discussions with Mylan regarding the development phase. We then drew from historical data and experience which were relevant to the expected development plan; ultimately, we modeled after a recent clinical trial program with a comparable indication. Based on the comparable clinical trials program, we could reasonably anticipate certain procedures and objectives to be accomplished during the initial and development periods and the expected duration of those activities. Based on our responsibilities in the Mylan agreement, we then estimated the development costs, of which the more significant components include [*].

Similarly, regarding bullet number two on the expected costs to be incurred by Mylan, we started with the expected development phase including the roles and responsibilities as outlined in the agreement. Then, we applied this information to recent cost studies developed in association with a leading clinical research organization for clinical trials with a similar indication, development objectives, and regulatory activities that include efforts associated with Mylan’s responsibilities in the European Union. [*]. As a result, we concluded that the Company can reasonably determine the expected costs to be incurred by Mylan based on the developed cost studies on which we could leverage and our historical experience. The estimated costs are used as an input to calculate the projected cost-sharing payments which we monitor as part of the quarterly evaluation of the overall transaction price.

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.
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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (650) 843-5190.
Sincerely,

/s/ Gordon K. Ho

Gordon K. Ho

cc:    L. Daniel Browne, President and Chief Executive Officer
Tobin Schilke, Chief Financial Officer
Cyril Allouche, Principal Accounting Officer, Head of Finance, and Corporate Controller
Caryn G. McDowell, Senior Vice President, General Counsel and Secretary

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.
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Appendix A - Quantitative data

[*] (2 pages omitted)

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.
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